ASANKO GOLD

PRESS RELEASE

TSX | NYSE: AKG

www.asanko.com

ASANKO GOLD ANNOUNCES ENCOURAGING INITIAL DRILL RESULTS FROM NEW EXPLORATION TARGET

Highlights:

- Highly encouraging results from new near-mine exploration target, Akwasiso
- 10,000 metres of drilling has been completed over 81 holes, with visible gold intercepts and extensive mineralized intersections of similar style to main Nkran pit
- Highlights of initial assays received to date include:

Hole ID	From (m)	To (m)	Intersection
AKDD16-004	149	203	54m @ 3.85g/t Au
AKDD16-011	169	185	16m @ 3.65g/t Au
AKDD16-013	69	81	12m @ 4.66g/t Au

Vancouver, British Columbia, September 19, 2016 – Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE MKT: AKG) is pleased to announce highly encouraging results from the new exploration target Akwasiso, which is located approximately 4 kilometers from the processing facility at the Asanko Gold Mine ("AGM") in Ghana, West Africa.

The drilling program at Akwasiso forms part of the Company's near-mine exploration strategy to source additional ore resources that will utilize the excess capacity in the processing plant during 2017 and 2018 until Phase 2A is built and commissioned.

Akwasiso lies on the Nkran shear corridor which hosts the AGM's main pit, Nkran, as well as the Nkran Extension and Dynamite Hill satellite deposits (see map in Appendix 1). A 10,000m drilling program has been undertaken to validate the geology and grade continuity of at surface mineralized oxide zones defined by a previous operator. In addition to confirming this historical work, significant mineralization has now been discovered below and on the western flank of the previous drilling.

Peter Breese, President and CEO, commented *"We are very excited about the potential of Akwasiso, which is displaying similar geological features and mineralization to the Nkran deposit, our main resource. The first set of results show the potential to be even more significant than previous near-mine discoveries at the Adubiaso and Nkran Extensions. With the mineralization still open at depth and along strike, we will plan to initiate a further drilling campaign and prepare a maiden Mineral Resource Estimate."*

The Akwasiso target is situated immediately north-east of the Nkran Extension deposit and the Tailings Storage Facility. The target sits on the Company's existing Abriem mining lease, but until recently had been

designated as "small mining concessions" and owned by small scale alluvial miners. The Company acquired the concessions earlier this year which had been previously explored by a prior operator.

During 1997 – 2000, 183 diamond and reverse circulation holes were drilled on the Akwasiso target, although no compliant Mineral Resources were estimated. According to drilling logs and reports, the total amount of known historic drilling was approximately 11,600m with numerous mineralized high-grade intercepts. The drilling was limited to a depth of approximately 100m.

In May 2016, the Company began a drilling program on the target with the objective of confirming and validating the previous drilling, as well as exploring the potential of the target below the previous shallow drilling. The program consisted of 10,000m of reverse circulation and diamond drilling with assay results mostly still pending. Visual inspection and logging of the current program's core shows similarities of the mineralization style to Nkran and other satellite deposits, with intrusive granite in a mixed sedimentary package, with altered and mineralized sandstone units containing silicification, sulphides and quartz veining. Visual gold was observed in several intercepts.

Mineralization occurs in three zones identified to date (see graphics in Appendix 2): the Western shear zone, a Central sandstone and granite contact zone, and an Eastern granite contact zone. Further drilling is planned which will test all three zones and mineralization is still open at depth and along strike. An initial Mineral Resource estimate is expected to be published in Q4 2016.

Complete drill results will be announced as they become available. Initial assay results received to-date are as follows:

Hole ID	From (m)	To (m)	Intersection (m)	Gold (g/t)
AKDD16-002	258.00	272.00	14.00	1.71
AKPC16-002	27.00	29.00	2.00	6.54
AKPC16-002	71.00	73.00	2.00	5.12
AKPC16-002	82.00	85.00	3.00	1.01
AKPC16-002	95.00	104.00	9.00	1.04
AKPC16-002	109.00	112.00	3.00	0.57
AKPC16-002	130.00	135.00	5.00	0.72
AKPC16-002	133.00	135.00	2.00	1.17
AKPC16-002	148.00	150.00	2.00	1.12
AKPC16-002	154.00	160.00	6.00	1.12
AKPC16-002	194.00	198.00	4.00	4.95
AKPC16-004	17.00	31.00	14.00	1.93
AKPC16-004	21.00	31.00	10.00	2.11
AKPC16-004	**149.00**	**203.00**	**54.00**	**3.85**
AKDD16-005	65.00	68.00	3.00	6.92
AKDD16-005	**161.00**	**178.00**	**17.00**	**4.16**
AKDD16-007	8.80	46.00	37.00	1.17
AKDD16-007	60.00	84.00	24.00	1.23
AKDD16-011	54.00	59.00	5.00	0.65
AKDD16-011	85.00	101.00	16.00	0.80

AKDD16-011	**105.00**	**118.00**	**13.00**	**2.44**
AKDD16-011	**169.00**	**185.00**	**16.00**	**3.65**
AKDD16-012	108.00	115.00	7.00	0.63
AKDD16-012	**119.00**	**123.00**	**4.00**	**14.68**
AKDD16-012	144.00	149.00	5.00	1.23
AKDD16-012	169.00	200.00	31.00	0.98
incl	169.00	175.00	6.00	2.99
AKDD16-013	5.80	13.30	7.50	5.67
AKDD16-013	56.00	59.00	3.00	21.93
AKDD16-013	**69.00**	**81.00**	**12.00**	**4.66**

Qualified Person Statements

Philip N Bentley, PR.Sci.Nat., FGSSA, MSc, MSc (Minex), Executive Geology and Resources for Asanko is a qualified person with respect to NI 43-101 and has supervised the scientific or technical information for this press release.

Enquiries:

For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Wayne Drier - Executive, Corporate Development
Telephone: +1-778-729-0614
Email: wayne.drier@asanko.com

About Asanko Gold Inc.

Asanko's vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company's flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa. The mine is being developed in phases. Phase 1 commenced gold production in January 2016 and declared commercial production on April 1, 2016. Ramp-up to steady state production of 190,000 ounces per annum was achieved in Q2 2016.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's

annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Appendix 1 – Locality Map of Akwasiso


Dynamite Hill Pit
Adubiaso Extension
Adubiaso Pit
Akwasiso
Nkran Extension
Current TSF Footprint
Central Processing Facility
Camp Village
Nkran Pit

Appendix 2 - A plan view of mineralization at >0.5 g/t gold contours


AKWASISO GEOLOGY AND MINERALISATION ZONE
A
West
CENTRAL ZONE
Central
Granite & Eastern
Grade Shell above 0.5g/t
Legend
LITHOLOGY
GRANITE
SHALE/SILTSTONE
SANDSTONE
EASTERN ZONE
WESTERN ZONE
100m
ASANKOGOLD
20 0 20 40 60 80m


B
Central
Litho_Group
GRANITE
SANDSTONE
SHALE/SILTSTONE
Grade Shell
Above 0.5g/t
+150
+150
West
Granite &
Eastern
+0
+0
300m
-150
-150
Plunge 00
Azimuth 038
0
50
100
150
Plan section +40.66